PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. reports first quarter results

Laval, Québec, CANADA – October 10th, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announced financial results for the fiscal 2009 first quarter ended August 31, 2008.

Total revenue for the three-month period ended August 31, 2008 was $2,366,000 compared to $2,085,000 for the first quarter ended August 31, 2007, representing an increase of 13.5%.

The Company substantially decreased its net loss by 43% to $599,000, or $0.016 per share, for the three-month period ended August 31, 2008, compared to a net loss of $1,051,000, or $0.029 per share, for the three-month period ended August 31, 2007. Excluding non-monetary items, stock option based compensation and amortization, Neptune would have generated a profit of $344,000 for the three-month period ended August 31, 2008.

Neptune continues to generate positive cash flow during the three months ended August 31, 2008 and the Company’s cash, cash equivalents and short-term deposits amounted to $2,151,000 at August 31, 2008. In addition, the Company announced recently that it successfully completed a $2,750,000 debenture financing to be used to support the achievement of several value-creating development and commercialization milestones of Acasti Pharma, its pharmaceutical subsidiary.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company patents and protects its innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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